

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

<u>Via E-mail</u>
M. Brent Stevens
Chief Executive Officer
Peninsula Gaming, LLC
301 Bell Street
Dubuque, IA 52001

> **Re: Peninsula Gaming, LLC**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed June 10, 2011**
> **File No. 333-174337**

Dear Mr. Stevens:

We have reviewed your response to our letter dated June 1, 2011 and have the following additional comments.

<u>Exhibit 5.1</u>

1. Refer to the last paragraph on the first page. Counsel is entitled to rely upon local counsel opinion, but may not assume a necessary legal conclusion. Please have counsel revise accordingly.

<u>Exhibit 5.2</u>

2. The legality opinion should speak as of the date of effectiveness. Please have counsel revise the last paragraph accordingly or confirm that you will refile the opinion on the date of effectiveness.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

> Sincerely,
>
> /s/ Justin Dobbie
>
> Justin Dobbie
> Legal Branch Chief